

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Marcio Souza
Chief Executive Officer
Praxis Precision Medicines, Inc.
One Broadway, 16th Floor
Cambridge, MA 02142

> **Re: Praxis Precision Medicines, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 28, 2020**
> **CIK No. 0001689548**

Dear Mr. Souza:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 28, 2020

Business
License Agreement with RogCon, page 157

1. We note your response to our prior comment 10 and your revisions on page 158. We reissue our prior comment 10 in part. Please expand your disclosure to specify the triggers for the payments referenced. For example, disclose when the profit sharing and contingent payments become payable.

<u>Ionis Collaboration Agreement, page 158</u>

2.   We note your response to comment 11. Please expand your disclosure to include the aggregate potential development milestones and other related conditional payments related to an option exercise.

    You may contact Gary Newberry at (202) 551-3761 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Christine Westbrook at (202) 551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William D. Collins, Esq.